UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300096, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

MKDWELL Tech Inc. (Nasdaq: MKDW, MKDWW) (the “Company”), a British Virgin Islands business company, today announced that pursuant to the At the Market Offering Agreement dated September 11, 2026, by and between MKDWELL Tech Inc. and Maxim Group LLC, under which the Company appointed Maxim Group LLC as its sales agent for its at-the-market offering, as of November 2, 2026, the Company has sold a total of 1,881,277 new ordinary shares, raising approximately $0.39 million, after deduction of the commission to the sales agent but before deducting other offering expenses. As of November 2, 2026, the Company has a total of 36,079,719 ordinary shares issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	November 2, 2026